FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to

ANNUAL REPORT

of

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration Is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

CHRISTOPHER L. MANN, ESQ.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

The purpose of this amendment (the “Amendment”) to the Annual Report on Form 18-K (the “Form 18-K”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2002 is to replace the Republic of South Africa Budget Review 2002, previously filed as Exhibit C to the Republic’s Amendment No. 2 on Form 18-K/A to the Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 2001 (the “previously filed Budget Review”), with the Republic of South Africa Budget Review 2003, attached hereto as Exhibit 99.C.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa on the 28th day of February 2003.

By:	/s/ PHAKAMANI HADEBE
Phakamani Hadebe Attorney-in-fact for Trevor Manuel Minister of Finance National Treasury Republic of South Africa

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None.

B:	None.

24:	Power of Attorney, dated January 28, 2002.*

99.C:	Copy of the Republic of South Africa Budget Review 2003	5

99.D:	Current Description of the Republic.*

*	Previously filed.